GRANT LIFE SCIENCES, INC.
3550 Wilshire Blvd., Suite 1700,
Los Angeles, CA 90010

December 28, 2006

VIA FEDEX AND EDGAR

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Song Brandon

Re:	Grant Life Sciences, Inc.
Registration Statement on Form SB-2
File No. 333-137774

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Grant Life Sciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Thursday December 28, 2006, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GRANT LIFE SCIENCES, INC.

By: /s/ Donald W. Rutherford
Name: Donald W. Rutherford
Title: Chief Financial Officer